

13030074

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.D. Sass Securities, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne Mannell — 212-843-8985
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
02 REGISTRATIONS BRANCH

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/13

OATH OR AFFIRMATION

I, Suzanne Mannell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.D. Sass Securities, L.L.C., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Suzanne Mannell
Signature

FINOP
Title

Donna M. Langan
Notary Public

DONNA M. LANGAN
Notary Public, State of New York
No. 01LA6144983
Qualified in Putnam County
Commission Expires May 1, 20 14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.D. SASS SECURITIES, L.L.C.

INDEX
DECEMBER 31, 2012



BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
M.D. Sass Securities, L.L.C.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of M.D. Sass Securities, L.L.C. (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of M.D. Sass Securities, L.L.C. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.



Certified Public Accountants

New York, New York
February 25, 2013

Berdon LLP
CPAs and Advisors

IAPA A global association of independent accounting firms and groups - IAPA

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 284,520
Due from M.D. Sass Investors Services, Inc.	854,741
Other assets	8,503
TOTAL ASSETS	$ 1,147,764

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 42,000
CONTINGENCY	
MEMBERS' CAPITAL	1,105,764
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,147,764

The accompanying notes to statement of financial condition are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.D. Sass Securities, L.L.C. (the "Company"), a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. was formed on September 23, 2005 primarily to act as a placement agent for various pooled onshore and offshore investment vehicles including hedge funds, private equity funds, commodity funds and fund of funds. The Company acts solely on an agency basis.

The Company is a Delaware limited liability company, taxed as a partnership and governed under a limited liability company agreement. The agreement provides for the members' ownership, liabilities of members, transfers of interest, capital contributions, distribution to members and profit or loss allocations.

(a) Related party relationships

The Company entered into a service agreement dated January 31, 2007 with M.D. Sass Investors Services, Inc. ("Investors'), a related party registered as an investment advisor"under Section 203 of the Investment Advisors Act of 1940. The Company provides broker services of marketing interests in investment funds advised by Investors ("Brokerage Services"), for which Investors and certain affiliates and former affiliates of Investors act as General Manager, Managing Member and Investment Advisor, in exchange for services and personnel to be provided by Investors ("Affiliated Services"). The service agreement calls for the Company to be compensated by Investors at an amount equal to 100.5% of all expenses incurred providing these Brokerage Services. All of the Company's expenses are primarily paid by Investors and allocated to the Company.

The Company earns distribution fees for marketing and promoting investment funds of registered investment advisors affiliated with the Company to institutional clients. In consideration for these services the Company receives varying percentages of management (base) and incentive (performance) fees associated with such institutional clients' investment.

(b) Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid money market funds with original maturities of less than 90 days. At December 31, 2012, substantially all of the cash and cash equivalents were held at one major financial institution.

(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Income Tax

The Company is generally not taxed on its income or loss; as such taxes are the responsibility of the members. New York City, however, subjects limited liability companies to an unincorporated business tax based on income, with certain adjustments.

Generally accepted accounting principles (GAAP) requires evaluation of the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not sustainable upon examination by the applicable taxing authorities, based on the technical merits of the tax position, and then recognizing the tax benefit that is more likely than not realizable. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal and state income tax returns for the years after 2008 remain subject to examination by the taxing authorities.

(d) Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act ("SEA") of 1934("the Rule") and has elected to compute its net capital under the Basic Method of this Rule. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 subject to a minimum net capital requirement of $5,000. At December 31, 2012, the Company had a net capital of $242,520 which was $237,520 in excess of its required net capital.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k)(2)(i).

NOTE 3 - RELATED PARTY TRANSACTIONS

Investors, a related party through common ownership, is a registered investment advisor (see note 1(a)). Brokerage Services were provided to Investors by the Company. All expenses of the Company have been allocated from Investors. Additionally, as described in note 1(a), distribution fees are earned from affiliated investment advisors. At December 31, 2012, included in the statement of financial condition is a net receivable of $854,741 due from Investors related to these relationships.

NOTE 4 - CONTINGENCY

The Company received a Wells Notice in April 2012, alleging that certain marketing materials had violated FINRA rules related to communications with the public. The Company issued a response to the Wells Notice on May 25, 2012, and has been working on a settlement with FINRA since then. Management of the Company, after consultation with outside legal counsel, believes there is very little substance to the allegations against the Company and feels the violations supposedly committed are relatively minor in nature. Management hopes to settle the matter shortly, and enter into an Acceptance, Waiver and Consent with FINRA that will neither confirm nor deny the allegations. Management believes that the resolution of this matter will not result in any material adverse effect on the Company's financial statements.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2012 through February 25, 2013, the date that the financial statements were available to be issued.